

**VIA FACSIMILE AND U.S. MAIL**

April 27, 2007

Charles A. Casalinova
Chief Financial Officer
WCA Waste Corporation
One Riverway, Suite 1400
Houston, Texas 77056

> **RE:** **WCA Waste Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 0-50808**

Dear Mr. Casalinova:

We have reviewed your filing and have the following comments.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings where applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

2006 Business Performance, page 32

2. Please discuss net income available to common stockholders whenever you discuss EBITDA. Otherwise, you are showing a preference for a non-GAAP measure over a GAAP measure. Please revise your disclosure accordingly.

3. You indicate that your "adjusted operating profit margins" were 15.7% in 2006, 15.0% in 2005 and 12.9% in 2004. If you intend to continue to disclose this non-GAAP financial measure in your filing, you should also include the following:

   - a presentation, with equal or greater prominence, of the most directly comparable GAAP measure;
   - reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP measure and the most directly comparable GAAP measure;
   - statement disclosing the reasons why the presentation of the non-GAAP financial measure provides useful information to investors; and
   - a statement disclosing how management uses the non-GAAP financial measure.

   Otherwise, please delete this non-GAAP measure from your filing. Please revise your MD&A accordingly. Please refer to Item 10(e)(1)(i) of Regulation S-K.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 37

4. You indicate that increases in labor, insurance, fuel, disposal, repairs and maintenance costs accounted for the majority of the increased cost of services mainly as a result of acquisitions since October 2005. However, you do not quantify the impact of each of these factors contributing to the fluctuation. Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations. You should also ensure that you are explaining the majority of increases or decreases in each line item, if material. In addition, you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations. Your discussion and analysis should provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management. Please refer to Item 303 of Regulation S-K, Financial Reporting Codification Section 501.4 and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Financial Statements

(7) Long-term Debt, page 79

5.  Since your 9.25% Senior Notes Due 2014 are registered under the Securities Act
    of 1933, please provide the following:
    - List your 9.25% Senior Note Due 2014 on the cover of your Form 10-K as
      a registered security;
    - Disclose in a footnote whether (1) each of your subsidiary guarantors is
      100% owned by the parent company issuer (2) the guarantees are full and
      unconditional and (3) the guarantees are joint and several. See Rule 3-
      10(f)(1) through (3) of Regulation S-X; and
    - Include either (a) consolidating financial statements required by Rule 3-
      10(f)(4) of Regulation S-X or (b) footnote disclosure outlined in Note 1 to
      paragraph (f) along with disclosures required by paragraphs (i)(9) and
      (i)10 of Rule 3-10 of Regulation S-X.

(9) Stockholders' Equity, page 81

Preferred Stock, page 81

6.  On page 42, you indicate that the holder can convert into common stock at any
    time at a conversion price of $9.60 per share, with conversion being calculated by
    taking the stated value (initially $100.00 per share) plus any amounts added to the
    stated value by way of dividends, then dividing by $9.60 to produce the number
    of shares of common stock issuable. Please disclose your accounting policy for
    assessing beneficial conversion features on (a) the original convertible preferred
    stock issued and (b) convertible paid-in-kind dividends, including when the
    commitment date occurs and the circumstances that would result in a beneficial
    conversion feature being recorded. See paragraphs 30 and 31 of EITF 00-27.

7.  In light of the fact that Ares can elect to treat any fundamental transaction as a
    deemed liquidation event and receive its liquidation preference, as indicated on
    page 43, please tell us how you considered the guidance in EITF Topic D-98 and
    ASR 268 in concluding that your series A preferred stock qualified for permanent
    equity treatment, as opposed to temporary equity treatment. In doing so, please
    explain separately for each deemed liquidation event how that event is within the
    company's control under all circumstances.

(12) Segment Reporting, page 85

8.  Please disclose in a footnote, the types of amounts included in the corporate
    column for the EBIT and total assets line items for all periods presented. Refer to
    paragraphs 31 and 32 of SFAS 131. Please also discuss in MD&A, with

quantification, the business reasons for changes between periods in the revenues and EBIT of each geographical segment.

(13) Commitments and Contingencies, page 86

(d) Legal Proceedings, page 87

9.  You indicate that you believe that losses, if any, resulting from the ultimate resolution of these matters will not have a material adverse effect on your consolidated financial position, results of operations or cash flows.  If true, please revise future filings to clarify that material additional losses related to legal matters are not reasonably possible.  If not, please revise your discussion in future filings to include each of the disclosures required by paragraph 10 of SFAS 5 and Question 2 in SAB Topic 5:Y.

(e) Other Potential Proceedings, page 87

10. Please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to general liability, workers' compensation and automobile liability.

Item 9A. Controls and Procedures, page 90

11. We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "were effective as of December 31, 2006 in ensuring that the information required to be disclosed by you in reports that you file or submit under the Securities Exchange Act of 1934, as amended is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commissions rules and forms."  This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  Please revise your disclosure to also clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

12.  You indicate that there has been no change in your internal control over financial reporting that occurred during your last fiscal quarter ended December 31, 2006, identified in connection with your evaluation of the effectiveness of your disclosure controls and procedures.  Please revise and confirm that there were no changes in your internal control over financial that occurred during the fiscal quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting.

\* \* \* \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a response letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Rufus Decker
Accounting Branch Chief